[redacted]

14042028

RECEIVED
NOV 25 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
[redacted]
PART III

SEC FILE NUMBER
8- 48755

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 Main Street
(No. and Street)

Andover (City) MA (State) 01810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tara McDermott (978) 475-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tara McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF MASSACHUSETTS

Tara McDermott personally appeared before me, the undersigned notary public, and proved to me his/her identity through satisfactory evidence, which were Drivers License to be the person whose name is signed on the preceding or attached document in my presence on this 24 day of November 2014

PAMELA J. ADAMS, Notary Public
My Commission Expires May 18, 2018

Ryan Financial, Inc.
Financial Statements and Supplemental Schedules
September 30, 2014

Ryan Financial, Inc.
Financial Statements and
Supplemental Schedules
September 30, 2014

Ryan Financial, Inc.

Index

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition at September 30, 2014	3
Statement of Income for the year ended September 30, 2014	4
Statement of Changes in Shareholder's Equity for the year ended September 30, 2014	5
Statement of Cash Flows for the year ended September 30, 2014	6
Schedule A - Schedule of Reimbursed Expenses	7
Notes to Financial Statements	8
Report of Independent Registered Public Accounting Firm on Internal Control	12
Supplementary Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1	15
Schedule II - Exemptive Provision under Rule 15c3-3	16
Schedule III - SIPC Supplemental Schedule	17

ACCOUNTANT'S REPORT

SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Ryan Financial, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Ryan Financial, Inc., which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position, results of operations and cash flows of Ryan Financial, Inc. as of September 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I, and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
November 12, 2014

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

FINANCIAL INFORMATION

Ryan Financial, Inc.
Statement of Financial Condition
September 30, 2014

Assets		
Current assets		
Cash and cash equivalents	$	543
Cash, restricted		37,751
Commissions receivable, net of $0 allowance		18,207
Prepaid fidelity bond		2,351
Receivable from clearing brokers		966
Total current assets		59,818
Due from affiliate		126,645
Total assets	$	186,463
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$	5,500
Due to clearing company		5,413
Total current liabilities		10,913
Stockholder's equity		
Common stock, no par value, 20,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid in capital		17,022
Retained earnings		148,528
Total stockholder's equity		175,550
Total liabilities and stockholder's equity	$	186,463

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Income
Year Ended September 30, 2014

Revenues:	
Commission income	$ 513,198
Dividend and other income	4
Total revenue	513,202
Receivable from clearing brokers	
Reimbursed expenses (Schedule A)	390,003
Clearing fees and ticket charges	25,614
Regulatory expense	10,373
Professional fees	10,660
Bank charges	414
Annual report	109
Total operating expenses	437,173
Net income from operations	76,029
Provision for income taxes	18,025
Benefit from utilization of net operating loss carryover	(17,569)
	456
Net income for year	$ 75,573

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Changes in Shareholder's Equity
Year Ended September 30, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, October 1, 2013	$ 10,000	$ 17,022	$ 72,955	$ 99,977
Receivable from clearing broke	-	-	75,573	75,573
Balance, September 30, 2014	$ 10,000	$ 17,022	$ 148,528	$ 175,550

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Statement of Cash Flows
Year Ended September 30, 2014

Cash flows from operating activities:	
Net income for year	$ 75,573
Adjustments to reconcile loss to net cash provided/(used) by operating activities:	
(Increase) decrease in:	
Commissions receivable	(18,207)
Receivable from clearing brokers	17,278
Prepaid fidelity bond	(2,154)
Prepaid income taxes	456
Due from Affiliate	(76,369)
Accounts payable	(3,287)
Clearing firm payable	4,874
Net cash provided by operating activities	(1,836)
Net decrease in cash and cash equivalents	(1,836)
Cash and cash equivalents, beginning of the year	40,130
Cash and cash equivalents, end of the year	$ 38,294
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Ryan Financial, Inc.
Schedule A - Schedule of Reimbursed Expenses
Year Ended September 30, 2014

Salaries and Employment Costs - Officers	$ 266,325
Other Employees Compensation and Benefits	52,217
Regulatory Fees and Expenses	2,971
Receivable from clearing brokers	16,887
Office Expenses and Supploies	12,635
Vehicle Expenses	11,252
Computer Expenses	9,896
Pension Expense	9,434
Insurance Expense	2,975
Other General Expenses	5,411
	$ 390,003

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

NOTES

Ryan Financial, Inc.
Notes to Financial Statements
For the Year Ended September 30, 2014

Note 1 – Nature of Business

Ryan Financial, Inc., (The Company) was formed on October 1, 1995 as a Massachusetts Corporation. The Company is a registered securities broker-dealer engaged in securities trading and sales, retail brokerage and other financial services. The Company's office is in Andover, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of mutual funds and variable annuities and clears its customer accounts through Raymond James & Associates, another borker-dealer.

Note 2 – Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Income Taxes
The Company complies with FASB ASC 740 "accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Company has no uncertain tax positions during the year ended September 30, 2014.

In addition, income tax returns for years ended September 30, 2010 and prior are no longer available for review by the Internal Revenue Service.

Note 2 – Significant Accounting Policies (continued)

Management Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates in determining reported amounts for of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Trail fees from mutual funds and variable annuities are reported on the accrual basis.

Commissions

Commission expenses and related clearing costs are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk

The Company maintains a cash account with a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. During the course of the year balances may have exceeded this amount. At September 30, 2014, the Company did not have any funds in excess of the insured limit.

Subsequent Events

Management has evaluated subsequent events through November 12, 2014, the date on which the financial statements were available to be issued.

Note 3 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined. As of September 30, 2014 the Company's minimum net capital requirement waas $5,000.

To be in compliance with the regulation, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. At September 30, 2014, the Company's ratio was .5 to 1 and had a net capital of $26,626, which exceeds the required net capital of $5,000 by $21,626.

Note 4 – Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company did not have any assets or liabilities adjusted to fair value for the year ended September 30, 2014. All assets were Level 1.

Note 5 – Restricted Cash

The company is required to maintain a restricted reserve account with Raymond James and Associates, Inc. (clearing broker-dealer) with a minimum balance of $25,000. As of September 30, 2014 the balance was $37,751.

Note 6 – Income Tax Returns

The corporation files a federal tax return and calculates taxes using tax rates allocated as a member of a controlled brother-sister group.

Note 7 – Related Party Transactions

The Company has an expense sharing agreement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. (affiliate) have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. The Company's commission and trail fee income is transferred to Ryan Financial Advisors, Inc. For the fiscal year ended September 30, 2014, approximately $466,291 was transferred to Ryan Financial Advisors, Inc. Under the cost sharing agreement, $392,157 was allocated to Ryan Financial, Inc. The balance due from Ryan Financial Advisors, Inc. at September 30, 2014 was $126,645.

COMPLIANCE REPORTS

Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To the Board of Directors of
Ryan Financial, Inc.

In planning and performing our audit of the financial statements of Ryan Financial, Inc. (Company) for the year ended September 30, 2014, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3.. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SES to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2014 to meet the SEC's objectives.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

This report is intended solely for the use of the Board of Directors, Management, the Securities and Exchange Commission (designated self-regulatory organization), the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
November 12, 2014

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SUPPLEMENTALS

Ryan Financial, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

September 30, 2014

Net Capital:		
Receivable from clearing brokers	$	175,550
Deduction for non-allowable assets		(148,169)
Net capital before haircuts		27,381
Less: Haircuts		755
Net capital		26,626
Minimum capital requirement		(5,000)
Excess net capital	$	21,626
Aggregate indebtness:		
Liabilities	$	10,913
Ratio of aggregate indebtness to net capital		.50 to 1

No material differences exist between audited computation of net capital and unaudited computation of net capital.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RYAN FINANCIAL, INC. as of 09/30/14

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

RAYMOND JAMES AND ASSOCIATES, INC.; FIDELITY INVESTMENTS, INC. 4335 X 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

SIEGRIST | CREE | ALESSANDRI | STRAUSS

To the Board of Directors
Ryan Financial, Inc.
Andover, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protections Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Ryan Financial, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Ryan Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ryan Financial, Inc.'s management is responsible for the Ryan Financial, Inc.'s compliance with those requirements. This agreed-agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period year ended September 30, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amounts of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri & Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
November 12, 2014

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 09/30/14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048755 FINRA SEP 2/12/1996

RYAN FINANCIAL, INC.
89 MAIN STREET
ANDOVER, MA 01810-3839

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TARA MCDERMOTT(978)475

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ (0)
B. Less payment made with SIPC-6 filed (**exclude interest**)		( )
_______ Date Paid		
C. Less prior overpayment applied		(150)
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RYAN FINANCIAL, INC.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of _______________, 20 14 .

VICE PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning OCTOBER 1, 2013 and ending SEPTEMBER 30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$513,202
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	513,202
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	507,833
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	25,642
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	533,479
2d. SIPC Net Operating Revenues	$ (20,277)
2e. General Assessment @ .0025	$ (0)

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